                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                   FORM 11-K


(Mark One)

    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
(X) EXCHANGE ACT OF 1934 (FEE REQUIRED)

     For the fiscal year ended December 31, 1993

                                       or

    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
( ) EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from _____________ to ______________

                         COMMISSION FILE NUMBER #1-8598

                 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           THE A. H. BELO CORPORATION
                      EMPLOYEE SAVINGS AND INVESTMENT PLAN

                 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             A. H. BELO CORPORATION
                                P. O. BOX 655237
                           DALLAS, TEXAS  75265-5237

                              Financial Statements
                           and Supplemental Schedules

                             A. H. Belo Corporation
                      Employee Savings and Investment Plan

                     Years ended December 31, 1993 and 1992
                      with Report of Independent Auditors

                                    CONTENTS


                                                                          Page
                                                                          ----
Report of independent auditors                                             1
- - ------------------------------

Financial statements
- - --------------------

   Statements of net assets available for plan benefits                    2

   Statements of changes in net assets available for plan benefits         3

   Notes to financial statements                                           4

Supplemental schedules                                                  Schedule
- - ----------------------                                                  --------
   Item 30a - Schedule of assets held for investment                       1

   Item 30d - Schedule of reportable transactions                          2

Report of Independent Auditors


The Benefits Administrative Committee
A. H. Belo Corporation
   Employee Savings and Investment Plan

We have audited the accompanying statements of net assets available for plan benefits of the A. H. Belo Corporation Employee Savings and Investment Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then eneded, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1993, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.


                                                     ERNST & YOUNG
June 6, 1994

                             A. H. BELO CORPORATION
                      EMPLOYEE SAVINGS AND INVESTMENT PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           December 31, 1993 and 1992


                                                   1993                 1992
                                                   ----                 ----
Assets:

  Investments, at fair value (Note 3)        $   24,369,690       $   13,899,323
  Participant loans receivable (Note 1)             968,931              583,392
  Participant contributions receivable              525,060              369,825
  Employer contributions receivable                 266,246              110,187
                                             --------------       --------------
    Total assets                                 26,129,927           14,962,727


Liabilities:

  Distributions payable (Note 1)                    127,772               67,657
                                             --------------       --------------
    Total liabilities                               127,772               67,657
                                             --------------       --------------
Net assets available for plan benefits       $   26,002,155        $  14,895,070
                                             ==============        =============



See accompanying notes.

                             A. H. BELO CORPORATION
                      EMPLOYEE SAVINGS AND INVESTMENT PLAN

        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     Years ended December 31, 1993 and 1992


                                                      1993                  1992
                                                      ----                  ----
Participant contributions (Note 1)                $  6,022,565         $  4,160,988

Employer contributions (Note 1)                      1,980,945            1,125,195

Investment income (Note 2):
  Net realized and unrealized
    appreciation in fair value of investments        2,576,707              516,257
  Interest and dividends                             1,382,545              995,474
                                                  ------------         ------------
    Total investment income                          3,959,252            1,511,731

Participant distributions                             (855,677)            (473,401)
                                                  ------------         ------------
Increase in net assets available for
  plan benefits                                     11,107,085            6,324,513

Net assets available for plan benefits at
  beginning of year                                 14,895,070            8,570,557
                                                  ------------         ------------

Net assets available for plan benefits at
  end of year                                     $ 26,002,155         $ 14,895,070
                                                  ============         ============

See accompanying notes.

                             A. H. BELO CORPORATION
                      EMPLOYEE SAVINGS AND INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1993 AND 1992

1.       Description of the Plan

         The following description of the A. H. Belo Corporation Employee Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for more complete information.

         General

         The Plan, a defined contribution plan, was established effective October 1, 1989. The Plan covers all employees of A. H. Belo Corporation, The Dallas Morning News, Inc., WFAA TV, Inc., WVEC Television, Inc., DFW Suburban Newspapers, Inc., DFW Printing Company, Great Western Broadcasting Corporation (KXTV), KHOU-TV, Inc., KOTV, Inc. and Belo Productions, Inc. (collectively, the "Employer") who have attained age 21 and have completed one year of service or who participated in the Employer's Employee Stock Purchase Plan before October 1, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Administration

         The Plan is administered by the Benefits Administrative Committee, which consists of members appointed by the Board of Directors of A. H. Belo Corporation.

         Income tax status

         The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, would be exempt from federal income taxes under provisions of Section 501(a) of the Code. The Plan obtained its latest favorable tax determination letter from the Internal Revenue Service effective August 7, 1992 for the period beginning October 1, 1989, subject to the Plan's adoption of certain amendments. Once qualified, the Plan is required to operate in conformity with the applicable qualification requirements. The Plan has been amended since receiving the latest determination letter. However, the Plan Administrative Committee does not have any reason to believe that the Plan is not designed and being operated in accordance with the Code. Furthermore, the Plan Administrative Committee is not aware of any events or occurrences that might adversely affect the qualified status of the Plan, including certain Plan amendments not covered by the latest determination letter.

         Contributions

         Participants may elect to contribute a portion of their pretax compensation, as provided by the Plan and IRS regulations. Such contributions are withheld by the Employer from each participant's compensation and deposited in the appropriate investment fund as
         directed by the participant.   Participants direct the allocation of
         their contributions to any of the five following investment funds: A. H. Belo Corporation Series A Common Stock, Fidelity Magellan Fund, Fidelity Puritan Fund, Fidelity Retirement Government Money Market Portfolio, and Fidelity Growth and Income Portfolio. During 1992, the Employer made a matching contribution to the Plan in an amount equal to 35% of the participant contributions, up to 5% of compensation. Effective July 1, 1993, the Employer matching contribution was increased from 35% to 50% of the participant contributions, up to 6% of compensation. In addition, the maximum pretax contribution was increased from 10% to 15% of participant's compensation. Participants are fully vested in Employer matching contributions at the time the contributions are credited to their accounts. Employer contributions may be made in cash or in shares of A. H. Belo Corporation Series A Common Stock or both. Employer contributions to date have been made in cash and invested by the Trustee in shares of A. H. Belo Corporation Series A Common Stock.

          Rollovers

         Effective September 1, 1993, the Plan began accepting rollovers from employees who had previously participated in a former employer's qualified plan. Rollovers of $191,224 are included with participant contributions on the Statements of Changes in Net Assets Available for Plan Benefits.

         Participant accounts

         Each participant's account is credited with the participant's contributions, rollovers, Employer's matching contributions, and an allocation of each investment fund's investment income and securities gains and losses. Participants are fully vested in their participant accounts at all times.

         Distributions

         In accordance with the Plan document and as allowed under the Code, distribution of a participant's account is available upon the participant's retirement, death, termination of employment, or attainment of age 59-1/2; or distribution is available to satisfy a financial hardship meeting the requirements of the IRS regulations.

         Refunds of excess contributions are included in participant distributions in the statement of changes in net assets available for plan benefits. At December 31, 1993 and 1992, distributions payable is comprised of such excess participant contributions. The excess contributions are refunded to the participants in the following year to comply with the discrimination tests described in the Plan and required by Section 401(k) and Section 401(m) of the Code.

         Loans

         Participants are able to borrow against their accounts. The amount of any loan cannot exceed 50% of the participant's account or $50,000, reduced by any previously outstanding loans. Interest charged on loans is intended to be commercially reasonable and is based on Texas Commerce Bank's prime rate on the date of loan approval. All payments with respect to the loan (principal and interest) will be reinvested to the participant's account based on the participant's elected investment mix.

         Expenses

         All expenses incident to the administration of the Plan are charged to the participants' accounts unless the Employer elects to pay for such expenses. The Employer has elected to pay substantially all expenses in 1993 and 1992.

         Termination

         While the Employer has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA, by action of the Board of Directors of A. H. Belo Corporation. If the Plan is terminated, each participant shall receive a distribution of assets equal to the value of the participant's account.

2.       Summary of significant accounting policies

         Certain prior year balances have been reclassified to conform to current year financial statement presentation.

         Investments

         Investments in the Plan are valued at fair value as determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Investments are maintained by the Trustees of the Plan (Fidelity Management Trust Company for all mutual funds sponsored by Fidelity Investments and Mellon Bank for A. H. Belo Corporation Series A Common Stock) in accordance with trust agreements.

        The five investment fund options at December 31, 1993, were:

         1. A. H. Belo Corporation Series A Common Stock - invested exclusively in A. H. Belo Corporation Series A Common Stock. Purchases of such stock will be made by Mellon Bank either on the open market or directly from A. H. Belo Corporation.

         2. Fidelity Magellan Fund - a mutual fund that invests primarily in equity securities.

         3. Fidelity Puritan Fund - a mutual fund that invests in a diversified portfolio of common stocks, preferred stocks and bonds.

         4. Fidelity Retirement Government Money Market Portfolio - a mutual fund that invests in obligations issued or guaranteed for principal and interest by the U.S. government and its agencies and instrumentalities and in repurchase agreements secured by these obligations.

         5. Fidelity Growth and Income Portfolio - a mutual fund that invests primarily in securities of companies which offer potential growth of earnings while paying current dividends.

         Contributions

         Participant and Employer contributions are recorded as receivables in the period in which payroll deductions are made for participant contributions. All contributions are invested in the month following the month of payroll deduction.

         Investment income

         Dividend income is recorded on the ex-dividend date. The statements of changes in net assets available for plan benefits include net unrealized appreciation and depreciation for the period on investments held at the end of the period.

3.       Investments

         Plan investments consisted of the following as of December 31, 1993:

                                                                             Fair
                                            Shares          Cost             value
                                            ------          ----             -----
*A. H. Belo Corporation
  Series A Common Stock                     164,960     $ 6,409,404       $ 8,742,856

*Fidelity Magellan Fund                     123,406       8,105,582         8,743,295

*Fidelity Puritan Fund                      222,518       3,289,975         3,504,665

*Fidelity Retirement Government
  Money Market Portfolio                  1,834,707       1,834,707         1,834,707

*Fidelity Growth and Income Portfolio        69,494       1,457,089         1,544,167
                                                        -----------       -----------
     Total investments                                  $21,096,757       $24,369,690
                                                        ===========       ===========

*Exceeds 5% of net assets available for plan benefits




Plan investments consisted of the following as of December 31, 1992:

                                                                                  Fair
                                               Shares          Cost               value
                                               ------          ----               -----
*A. H. Belo Corporation
   Series A Common Stock                       111,985     $  3,939,800        $ 4,703,351

*Fidelity Magellan Fund                         83,152        5,223,885          5,239,403

*Fidelity Puritan Fund                         136,947        1,899,805          2,018,604

*Fidelity Retirement Government
   Money Market Portfolio                    1,315,922        1,315,922          1,315,922

  Fidelity Growth and Income Portfolio          31,560          625,366            622,043
                                                           ------------        -----------
      Total investments                                    $ 13,004,778        $13,899,323
                                                           ============        ===========


*Exceeds 5% of net assets available for plan benefits

4.       Reconciliation of financial statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                                 December 31,
                                                                                 ------------
                                                                          1993                   1992
                                                                          ----                   ----
Net assets available for benefits per the
  financial statements                                                $26,002,155            $14,895,070
Amounts allocated to withdrawing participants                            (172,035)               (13,000)
                                                                      -----------            -----------
Net assets available for benefits per the Form 5500                   $25,830,120            $14,882,070
                                                                      ===========            ===========


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                  Year ended
                                                                  ----------
                                                               December 31, 1993
                                                               -----------------
Benefits paid to participants per the financial statements        $  855,677
Add:  Amounts allocated to withdrawing participants at
   December 31, 1993                                                 172,035
Less:  Amounts allocated to withdrawing participants at
   December 31, 1992                                                 (13,000)
                                                                  ----------
Benefits paid to participants per the Form 5500                   $1,014,712
                                                                  ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

5.    Net assets available for plan benefits

      Net assets available for plan benefits as of December 31, 1993, were as follows:

                                                                                               Fidelity
                                                                                              Retirement
                                    A. H. Belo                                                Government         Fidelity
                                   Corporation           Fidelity                                Money          Growth and
                                     Series A            Magellan          Fidelity             Market            Income
                                   Common Stock            Fund          Puritan Fund          Portfolio         Portfolio
                                   ------------          --------        ------------         ----------        ----------
Assets:

 Investments, at fair value         $8,742,856           $ 8,743,295        $3,504,665         $1,834,707        $1,544,167
 Participant loans receivable               --                    --                --                 --                --
 Participant contributions
  receivable                            78,242               231,775            94,987             59,562            60,494
 Employer contributions
  receivable                           266,246                    --                --                 --                --
                                    ----------           -----------        ----------         ----------        ----------
        Total assets                 9,087,344             8,975,070         3,599,652          1,894,269         1,604,661

Liabilities:

 Distributions payable                  16,582                67,507            20,189              9,137            14,357
                                    ----------           -----------        ----------         ----------        ----------
        Total liabilities               16,582                67,507            20,189              9,137            14,357
                                    ----------           -----------        ----------         ----------        ----------
Net assets available for plan
 benefits                           $9,070,762           $ 8,907,563        $3,579,463         $1,885,132        $1,590,304
                                    ==========           ===========        ==========         ==========        ==========

                                   Participant
                                      loans                Total
                                   -----------             -----
Assets:

 Investments, at fair value        $        --           $24,369,690
 Participant loans receivable          968,931               968,931
 Participant contributions
  receivable                                --               525,060
 Employer contributions
  receivable                                --               266,246
                                   -----------           -----------
        Total assets                   968,931            26,129,927

Liabilities:

 Distributions payable                      --               127,772
                                   -----------           -----------

        Total liabilities                   --               127,772
                                   -----------           -----------

Net assets available for plan
 benefits                          $   968,931           $26,002,155
                                   ===========           ===========

      Net assets available for plan benefits as of December 31, 1992, were as follows:


                                                                                                      Fidelity
                                               A. H. Belo                                            Retirement        Fidelity
                                              Corporation                                            Government       Growth and
                                                Series A           Fidelity         Fidelity        Money Market        Income
                                              Common Stock      Magellan Fund     Puritan Fund        Portfolio        Portfolio
                                              ------------      -------------     ------------      ------------      ----------
Assets:

 Investments, at fair value                     $ 4,703,351       $ 5,239,403      $ 2,018,604       $ 1,315,922       $ 622,043
 Participant loans receivable                            --                --               --                --              --
 Participant contributions
  receivable                                         53,519           166,377           64,979            47,753          37,197
 Employer contributions
  receivable                                        110,187                --               --                --              --
                                                -----------       -----------      -----------       -----------       ---------
         Total assets                             4,867,057         5,405,780        2,083,583         1,363,675         659,240

Liabilities:

 Distributions payable                               12,147            35,317           10,646             3,268           6,279
                                                -----------       -----------      -----------       -----------       ---------
         Total liabilities                           12,147            35,317           10,646             3,268           6,279
                                                -----------       -----------      -----------       -----------       ---------
Net assets available for plan
 benefits                                       $ 4,854,910       $ 5,370,463      $ 2,072,937       $ 1,360,407       $ 652,961
                                                ===========       ===========      ===========       ===========       =========

                                                Participant
                                                   loans             Total
                                                -----------          -----
Assets:

 Investments, at fair value                     $      --         $13,899,323
 Participant loans receivable                     583,392             583,392
 Participant contributions
  receivable                                           --             369,825
 Employer contributions
  receivable                                           --             110,187
                                                ---------         -----------
         Total assets                             583,392          14,962,727

Liabilities:

 Distributions payable                                 --              67,657
                                                ---------         -----------
         Total liabilities                             --              67,657
                                                ---------         -----------
Net assets available for plan
 benefits                                       $ 583,392         $14,895,070
                                                =========         ===========

6.    Changes in net assets available for plan benefits

      The changes in net assets available for plan benefits for the year ended December 31, 1993, were as follows:

                                                                                                     Fidelity
                                             A. H. Belo                                             Retirement
                                             Corporation                                            Government        Fidelity
                                              Series A         Fidelity                               Money          Growth and
                                               Common          Magellan          Fidelity             Market           Income
                                               Stock             Fund           Puritan Fund        Portfolio         Portfolio
                                             -----------       ---------        ------------       ------------      -----------
Participant contributions                    $    875,279      $ 2,632,493      $   1,110,970      $    655,694      $   748,129


Employer contributions                          1,980,945               --                 --                --               --

Participant loan repayments                        51,124          197,856             69,598            33,354           22,807

Investment income:
  Net realized and unrealized
    appreciation in fair value of
    investments                                 1,652,729          696,121            121,618                --          106,239
Interest and dividends                             96,079          771,089            393,686            48,180           73,511
                                                ---------        ---------          ---------         ---------        ---------

          Total investment
              income                            1,748,808        1,467,210            515,304            48,180          179,750

Participant loan withdrawals                           --         (471,082)          (133,998)         (124,987)         (30,211)

Participant distributions                        (247,272)        (370,213)          (129,208)          (66,845)         (42,139)

Net transfers                                    (193,032)          80,836             73,860           (20,671)          59,007
                                                ---------        ---------          ---------         ---------        ---------

Increase in net assets available for
  plan benefits                                 4,215,852        3,537,100          1,506,526           524,725          937,343

Net assets available for plan benefits
  at beginning of year                          4,854,910        5,370,463          2,072,937         1,360,407          652,961
                                                ---------        ---------          ---------         ---------        ---------

Net assets available for plan benefits
  at end of year                              $ 9,070,762      $ 8,907,563        $ 3,579,463       $ 1,885,132      $ 1,590,304
                                                =========        =========          =========         =========        =========

                                            Participant
                                               loans              Total
                                           -------------      -------------
Participant contributions                  $         --       $   6,022,565

Employer contributions                               --           1,980,945

Participant loan repayments                    (374,739)                 --

Investment income:
  Net realized and unrealized
    appreciation in fair value of
    investments                                      --           2,576,707
  Interest and dividends                             --           1,382,545
                                             ----------        ------------

          Total investment
              income                                 --           3,959,252

Participant loan withdrawals                    760,278                  --

Participant distributions                            --            (855,677)

Net transfers                                        --                  --
                                             ----------        ------------

Increase in net assets available for
 plan benefits                                  385,539          11,107,085

Net assets available for plan benefits
  at beginning of year                          583,392          14,895,070
                                             ----------        ------------

Net assets available for plan benefits
  at end of year                           $    968,931       $  26,002,155
                                             ==========        ============

6.    Changes in net assets available for plan benefits (continued)

      The changes in net assets available for plan benefits for the year ended December 31, 1992, were as follows:


                                                                                                    Fidelity
                                                                                                   Retirement
                                             A. H. Belo                                            Government      Fidelity
                                             Corporation        Fidelity                             Money        Growth and
                                              Series A          Magellan      Fidelity Puritan       Market         Income
                                            Common Stock         Fund              Fund            Portfolio       Portfolio
                                            ------------        --------      ----------------     ----------     -----------
Participant contributions                    $  581,791        $1,957,182       $  725,119         $  540,574       $356,322

Employer contributions                        1,125,195                --               --                 --             --

Participant loan repayments                      20,868           109,128           40,785             28,167          8,419

Investment income:
  Net realized and unrealized
   appreciation and depreciation in
   fair value of investments                    812,702          (338,199)          55,673                 --        (13,919)
  Interest and dividends                         38,053           679,319          174,967             42,300         60,835
                                             ----------        ----------       ----------         ----------       --------
Total investment income                         850,755           341,120          230,640             42,300         46,916

Participant loan withdrawals                         --          (313,325)        (119,804)           (82,957)       (19,423)

Participant distributions                      (161,642)         (199,920)         (62,448)           (36,076)       (13,315)

Net transfers                                     2,009           (81,069)          73,156            (43,461)        49,365
                                             ----------        ----------       ----------         ----------       --------
Increase in net assets available
  for plan benefits                           2,418,976         1,813,116          887,448            448,547        428,284

Net assets available for plan benefits
  at beginning of year                        2,435,934         3,557,347        1,185,489            911,860        224,677
                                             ----------        ----------       ----------         ----------       --------
Net assets available for plan benefits
  at end of year                             $4,854,910        $5,370,463       $2,072,937         $1,360,407       $652,961
                                             ==========        ==========       ==========         ==========       ========

                                             Participant
                                               loans              Total
                                             -----------          -----
Participant contributions                    $      --         $ 4,160,988

Employer contributions                              --           1,125,195

Participant loan repayments                   (207,367)                 --

Investment income:
  Net realized and unrealized
   appreciation and depreciation in
   fair value of investments                        --             516,257
  Interest and dividends                            --             995,474
                                             ---------         -----------
Total investment income                             --           1,511,731

Participant loan withdrawals                   535,509                  --

Participant distributions                           --            (473,401)

Net transfers                                       --                  --
                                             ---------         -----------
Increase in net assets available
  for plan benefits                            328,142           6,324,513

Net assets available for plan benefits
  at beginning of year                         255,250           8,570,557
                                             ---------         -----------
Net assets available for plan benefits
  at end of year                             $ 583,392         $14,895,070
                                             =========         ===========

7.       Subsequent events

         Effective April 1, 1994, participants in the Plan who are employees of DFW Suburban Newspapers, Inc. will be ineligible for matching contributions. The amendment is not expected to have a significant effect on employer contributions.

         On June 1, 1994, A. H. Belo Corporation completed the purchase of substantially all of the assets of WWL-TV from Rampart Operating Partnership. In connection with the acquisition, all employees of WWL-TV who were active participants in the Rampart Operating Partnership Salary Saving Plan on June 1, 1994, became eligible for participation in the Plan. WWL-TV participants may elect a direct rollover of their investment to the Plan. Participant contributions made by employees of WWL-TV will be ineligible for matching contributions.

                             SUPPLEMENTAL SCHEDULES

                             A. H. BELO CORPORATION
                      EMPLOYEE SAVINGS AND INVESTMENT PLAN

               ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT

                               December 31, 1993



                                                                                               Fair
                                                             Shares           Cost             value
                                                             ------           ----             -----
*A. H. Belo Corporation
       Series A Common Stock                                 164,960      $ 6,409,404      $ 8,742,856

**Fidelity Magellan Fund                                     123,406        8,105,582        8,743,295

**Fidelity Puritan Fund                                      222,518        3,289,975        3,504,665

**Fidelity Retirement Government
       Money Market Portfolio                              1,834,707        1,834,707        1,834,707

**Fidelity Growth and Income Portfolio                        69,494        1,457,089        1,544,167
                                                                          -----------      -----------

           Subtotal                                                        21,096,757       24,369,690

Participant loans with interest rates ranging
       from 6% to 8.5%, maturing over various
       periods of up to 5 years                                               986,931          986,931
                                                                          -----------      -----------

           Total assets held for investment                               $22,083,688      $25,356,621
                                                                          ===========      ===========


*Party-in-interest (Employer)
**Party-in-interest (Trustee)

                             A. H. BELO CORPORATION
                      EMPLOYEE SAVINGS AND INVESTMENT PLAN
                 ITEM 30d - SCHEDULE OF REPORTABLE TRANSACTIONS

                          Year ended December 31, 1993


The following represent category (iii) series of transactions which, in the aggregate, exceed 5% of the current value of plan assets as of December 31, 1992:

                                                         Number of transactions               Activity                   Gain
     Identity of                                         ----------------------               --------                    on
    party involved              Description              Purchases        Sales        Purchases        Sales            sales
    --------------              -----------              ---------        -----        ---------        -----            -----
 *A. H. Belo Corporation        A. H. Belo
                                   Corporation
                                   Series A
                                   Common Stock             76             43          $2,886,463     $  499,687         $82,828

**Fidelity Investments          Fidelity Magellan
                                   Fund                    157            103           3,813,517      1,005,745          73,926

**Fidelity Investments          Fidelity Puritan
                                   Fund                    128             82           1,689,228        324,786          25,727

**Fidelity Investments          Fidelity Retirement
                                   Government
                                   Money Market
                                   Portfolio               104             98           1,008,088        489,303              --

 **Fidelity Investments         Fidelity Growth and
                                   Income Portfolio        105             68           1,018,536        202,651          15,838

There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 1993.

 *Party-in-interest (Employer)
**Party-in-interest (Trustee)

EXHIBITS


Exhibit 23                                              Consent of Ernst & Young


                                   SIGNATURES


  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        A. H. BELO CORPORATION
                                        EMPLOYEE SAVINGS AND INVESTMENT PLAN

Date:  June 27, 1994                    /s/ VICKY C. TEHERANI
                                        Vicky C. Teherani,
                                        Administrative Committee Member

                              INDEX TO EXHIBITS

                    Exhibit 23 -- Consent of Ernst & Young